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                                                                    EXHIBIT 4.10

[Translation]

                       AGREEMENT ON DELEGATION OF BUSINESS
         RELATING TO THE SPECIFIED ADMINISTRATION COMPANY OF IP ADDRESS

Shadan Hojin Japan Network Information Center (hereinafter referred to as "JPNIC") and Crayfish Co., Ltd. (hereinafter referred to as "Crayfish") hereby enter into an agreement on delegation of business relating to the specified administration company of IP address as follows.

Article 1. (Business to be Delegated)

         JPNIC shall delegate to Crayfish, and Crayfish shall accept such delegation of, the administrator of IP address in accordance with the rules for assignment of IP address (hereinafter referred to as the "IP address assignment rules").

2. Upon execution of the delegated business, Crayfish shall pay regard to JPNIC's business objectives in relation to the administration of IP address, shall carry out such business in good faith in its responsibility as an independent business entity, and shall comply with the instructions given by JPNIC in relation to such business.

Article 2. (Notification)

         Crayfish shall notify JPNIC of its names, abbreviated name, representatives, a contact person and any such other matters as may be required by JPNIC. Changes thereto, if any, shall also be notified likewise.

Article 3. (Relationship with the end user)

         Crayfish shall stipulate the terms and conditions concerning handling of the assignment to the end user in the range of IP address assignment rules and other documents publicized by JPNIC.

2. Crayfish shall be responsible for any matter relating to the preceding paragraph excluding matters for which JPNIC is liable. JPNIC may claim damages therefrom against Crayfish.

3. JPNIC shall be responsible for any damage to Crayfish or a customer of Crayfish resulting from any cause for which JPNIC is liable, provided, however, the scope of liabilities which JPNIC has is limited to the matters provided by IP address assignment rules.

Article 4. (Payment Business of the IP Address Assignment Fee and the
           Maintenance Fee)

         Whether the assignment fee and the maintenance fee between Crayfish and an end user are
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paid or not, Crayfish shall pay the IP address assignment fee and the maintenance fee in accordance with the appendix entitled "The amount and the way of payment of the IP address assignment fee and the maintenance fee" of IP address assignment rules.

2. The expenses arising from the payment pursuant to the preceding paragraph shall be borne by Crayfish.

Article 5. (Prohibition of Assignment of Rights and Obligations)

         Crayfish may not assign to any third party, or cause any third party to succeed, any of the rights or obligations arising from this Agreement, unless it has obtained written approval from JPNIC.

Article 6. (Confidentiality)

1. Crayfish may not leak or disclose to any third party the secrets of JPNIC and of any end user in relation to its execution of the delegated business, except for those matters publicized under IP address assignment rules.

2. JPNIC may not leak or disclose to any third party the secrets of Crayfish and of any end user in relation to application of IP address assignment, except for those matters publicized under IP address assignment rules and the case of article 18-2 of IP address assignment rules.

3. The provisions the preceding paragraph shall survive termination of this Agreement, with respect to the matters specified as secrets by any party forth in the preceding paragraph for the end user and other matters at the time of the termination hereof.

Article 7. (Amendment to IP address assignment rules)

         JPNIC shall give notice to Crayfish of the contents of any change or establishment to IP address assignment rules and Crayfish shall conduct the delegated business pursuant to the rules so changed.

Article 8. (Handling upon Termination of the Agreement)

         Crayfish shall be obliged to complete its duties related to disposal of IP address assignment in accordance with IP address assignment rules and related to delegated business in accordance with JPNIC's instructions, even if this Agreement discontinues by expiry, termination, cancellation or otherwise.

Article 9. (Term of the Agreement)

         This Agreement shall be effective during the period from the effective date to March 31, 2002; provided that this Agreement shall be extended for another year if neither JPNIC nor Crayfish
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specifically indicates its intention to terminate this Agreement not less than three months prior to the date of termination and the same shall apply thereafter.

Article 10. (Termination by Notice)

         Notwithstanding the provisions of the preceding Article, Crayfish may terminate this Agreement by giving one-month prior written notice.

Article 11. (Cancellation)

1. If Crayfish falls on any of the following items, JPNIC shall be entitled to cancel this Agreement. JPNIC shall not be prevented from claiming any damage against Crayfish resulting therefrom.

(1) If Crayfish violates any provision of this Agreement, IP address assignment rules, or any such other rules as stipulated by JPNIC during the course of execution of the delegated business and fails to remedy such violation despite a request of the remedy given by JPNIC within a period that JPNIC deems reasonable;

(2) If it is found to be extremely difficult for Crayfish to carry out the delegated business;

(3) If Crayfish fails to pay the registration fee and other expenses as specified in Article 4 of this agreement; or

(4) If it is deemed difficult for Crayfish to conduct the delegated business as a result of material change in its status such as assets, business operations and credit.

2. Crayfish shall be entitled to cancel this Agreement if JPNIC violates any provision hereof. Crayfish shall not be prevented from claiming any damage against JPNIC resulting therefrom in the range of IP address assignment rules.

Article 12. (step upon Termination of the Agreement)

         Crayfish shall be obliged to complete its duties related to disposal of IP address assignment in accordance with IP address assignment rules, and pay all of the unpaid fee in accordance with article 4 of this agreement by JPNIC request, when this Agreement discontinues by expiry, termination, cancellation or otherwise.

Article 13. (Consultations)

         Any matter not provided for herein or any matter of doubt in the interpretation hereof shall be resolved in good faith through consultations between JPNIC and Crayfish.

Article 14. (Date of Effectiveness)

         This Agreement shall take effect upon April 1, 2001.


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IN WITNESS WHEREOF, this Agreement shall be executed in duplicate, each of which shall be retained by JPNIC and Crayfish, respectively, upon affixing their respective names and seals thereto.

March 31, 2001


                  SHADAN HOJIN JAPAN NETWORK INFORMATION CENTER

                  Jun Murai
                  Managing Director
                  2, Kanda Ogawa-cho 1-chome, Chiyoda-ku, Tokyo


                  Crayfish Co., Ltd.
                  Isao Matsushima (Corporate seal)
                  Representative Director
                  7-1, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo